Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Six months ended April 30, 2015	Fiscal years ended October 31
		2014	2013	2012	2011	2010
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$3,038	$6,557	$6,510	$(11,933)	$8,982	$10,974
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	28	46	69	102	75	108
Undistributed loss (earnings) of equity method investees	2	(5)	(4)	(2)	3	12
Fixed charges	445	1,017	1,162	1,297	1,027	868

	$3,513	$7,615	$7,737	$(10,536)	$10,087	$11,962

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount, premium on all indebtedness and other	$282	$665	$769	$865	$551	$417
Interest included in rent	163	352	393	432	476	451

Total fixed charges	$445	$1,017	$1,162	$1,297	$1,027	$868

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	7.9x	7.5x	6.7x	$(11,833)	9.8x	13.8x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings (loss) before taxes, adjusted for non-controlling interests in the income of subsidiaries with fixed charges, undistributed loss (earnings) of equity method investees, and fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings, amortization of debt discount, premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.